Exhibit 20.2

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DEBORAH DONOGHUE, Plaintiff, - against - CSX CORPORATION, et al. Defendants,	Civil Action No. 08 Civil 9252 (MGC)

NOTICE OF PENDENCY OF DERIVATIVE ACTION,
AND HEARING ON PROPOSED SETTLEMENT AND OF
APPLICATION FOR AWARD OF ATTORNEY’S FEES

TO:           ALL PERSONS OR ENTITIES WHO OWN DIRECTLY OR
DERIVATIVELY ANY SECURITY OF CSX CORPORATION

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.
YOUR RIGHTS WILL BE AFFECTED BY PROCEEDINGS IN THIS ACTION.

This Notice is given pursuant to an Order of the United States District Court for the Southern District of New York (the “Court”).  The purpose of this Notice is to advise of a proposed Settlement (the “Settlement”) involving defendants, The Children’s Investment Master Fund (“TCI”), The Children’s Investment Fund Management (UK) LLP, The Children’s Investment Fund Management (Cayman) Ltd., Christopher Hohn, Timothy O’Toole, 3G Fund LP (“3G”), 3G Capital Partners Ltd., 3G Capital Partners LP, Alexandre Behring, and Gilbert Lamphere (the “Settling Defendants” or “Defendants”) in the above-captioned action (the “Action”).  The terms of the Settlement are set forth in a Stipulation of Settlement dated December 16, 2008, on file with the Court.  A hearing will be held before Judge Miriam Goldman Cedarbaum in Courtroom 14A of the United States Courthouse, 500 Pearl Street, New York, New York on March 5, 2009 at 10:00 a.m. (the “Settlement Fairness Hearing”) to determine whether the Settlement is fair, reasonable and adequate, and to consider the application of Plaintiff for attorney’s fees.  The Settlement provides for an aggregate payment by the Defendants of $11,000,000 (the “Settlement Payment”) to CSX Corporation (“CSX”).  Counsel for the Plaintiff who brought this Action intends to request that the Court award $550,000 for attorney’s fees and expenses.  CSX has agreed to support this application.  Any award of fees and expenses will be paid from the Settlement Payment and such award will reduce the amount of the Settlement Payment to CSX.

THE ACTION
Nature of the Claims and Defenses
The Action affected by this Settlement is based on an amended complaint which was filed by the Plaintiff as a shareholder of CSX and derivatively for its benefit against the Defendants and which asserted claims under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Section 16(b) permits an issuer of registered equity securities to recover certain trading profits, as defined by the rules of the Securities and Exchange Commission (“SEC”), resulting from the purchase and sale of securities within a period of less than six months by, among others, investors who beneficially owned in excess of 10 percent of the issuer’s stock.  Recovery under the statute does not turn in any way on the wrongdoing of the defendant; rather, it is based solely on the existence and timing of “purchases” and “sales” under the definition of these terms set forth by the SEC rules and judicial decisions.

Plaintiff’s theory of liability in this action is based on a June 11, 2008 Opinion and Final Judgment (“Opinion”) issued in an action entitled CSX Corp. v. The Children’s Investment Fund Management (UK) LLP, et al., 08 Civ. 2764 (LAK) (the “13D Action”), which was brought by CSX against defendants for alleged violations of Section 13(d) and 14(a) of the Exchange Act.  CSX brought the 13D Action in order to restrain the Defendants (other than Timothy O’Toole and Gilbert Lamphere) from voting or soliciting proxies at CSX’s annual meeting on the grounds that they allegedly failed to timely file a Schedule 13D disclosing, among other things, their acquisition of 5 percent of CSX’s common stock, and that they had formed a group with the objective of waging a proxy fight to support their nominees to CSX’s Board of Directors.  Although the court denied CSX’s motion to enjoin defendants from voting or soliciting proxies, it made certain findings in the 13D Action that provide the basis of plaintiff’s theory of liability in this Action.  First, the court found that TCI and 3G formed a group and attained beneficial ownership surpassing the 5 percent threshold of stock ownership and failed to timely disclose their ownership plans.  Second, the court found that, under Rule 13d-3 of the Exchange Act, TCI may be deemed to be the beneficial owner of CSX common stock owned by several banks that had purchased CSX stock (the “Hedged Shares”) in order to hedge transactions in cash-settled equity swaps (the “equity swaps”) that had been initiated by TCI.  Based on the Opinion in the 13D Action, plaintiff in this action alleges that each time TCI entered into an equity swap contract with a bank, the purchase of the Hedged Shares by the bank constituted a purchase by TCI under Section 16(b) of the Exchange Act because TCI was the beneficial owner of those shares under Rule 13d-3.  Plaintiff further alleges that each of those purchases is matchable against sales of the Hedged Shares by the banks.  CSX established in the 13D Action that, with minor exceptions, whenever TCI terminated a swap agreement or the swap agreement expired, the counterparty bank sold about the same number of Hedged Shares and it did so on or about the same day that the swap was terminated.  CSX and plaintiff contend that if TCI’s transactions in equity swaps during 2007 are deemed to give rise to the beneficial ownership of the Hedged Shares, the maximum disgorgable profits that are recoverable from TCI are as high as $128 million.

Plaintiff’s theory of liability against 3G hinges on another finding in the 13D Action that 3G was a member of a group along with TCI and the other Defendants within the meaning of Section 13(d)(3) of the Exchange Act so that its beneficial ownership reached the 10 percent threshold that must be established for Section 16(b) “insider” liability to attach.  While 3G purchased and sold CSX common stock, its own beneficial ownership standing alone never exceeded 10 percent of CSX outstanding stock.  Thus, Section 16(b) liability may only be imputed to 3G if (i) it is deemed to be a member of a group with TCI under Section 13(d)(3) of the Exchange Act so that its ownership combined with that of other members of the group exceeds the 10 percent threshold and (ii) TCI’s equity swaps give rise to beneficial ownership of the Hedged Shares.  CSX and plaintiff contend that if those two conditions are established, 3G’s trading in CSX common stock within six-month periods during 2007 is matchable to yield disgorgable profits of approximately $9.6 million.
Thus, assuming plaintiff could prove the merits of her claims, the maximum recovery on her claims against both 3G and TCI under the current SEC rules governing determination of recoverable profits is alleged to be approximately $137.6 million.

The Defendants deny all allegations of any liability under Section 16(b) and any other assertions of wrongdoing or violations of law.  The Defendants have appealed from the Opinion in the 13D Action and have asked the Second Circuit to reverse and vacate the Opinion and, in particular, the findings that form the bases of plaintiff’s theories of liability in this Action -- i.e., that TCI’s transactions in equity swaps gave rise to its beneficial ownership of the Hedged Shares and that defendants were members of a Section 13(d)(3) group.
The parties recognize that CSX and plaintiff’s theory of liability (that TCI’s transactions in cash-settled equity swaps give rise to beneficial ownership of the Hedged Shares) is novel and that there is no prior case or rule directly on point.  If the Second Circuit reverses this finding in the 13D Action, there is no basis for liability in this Action against any of the defendants.  Moreover, if the Second Circuit reverses the finding that 3G was a member of a group along with TCI, there is no basis for liability against 3G because it did not beneficially own 10 percent of CSX common stock at any time.
The significant risks and uncertainties arising from the appeal in the 13D Action, and the possibility that a decision in that action is imminent, has prompted the parties to engage in settlement discussions in this Action on an expedited basis before defendants respond to the Complaint in this Action.  Following entry of an order preliminarily approving the proposed settlement of this Action, counsel for the Defendants and CSX will request that the Second Circuit withhold issuing its decision in the 13D Action until the date that the proposed settlement becomes final, within the meaning of ¶ 3 of the Settlement, or if the Settlement is not approved, upon entry of an order denying final approval of the Settlement.

Discovery And Settlement Negotiations
CSX obtained substantial discovery in the 13D Action, which proceeded through a full trial on the merits.  Defendants’ transactions in CSX securities and in equity swaps are described in detail in the 115-page Opinion in the 13D Action.  In addition, counsel for CSX’s disinterested directors (i.e., directors who have no financial interest in this litigation and are not affiliated with or nominated by the Defendants) and counsel for CSX engaged a financial expert to analyze and match all of the Defendants’ transactions in equity swaps and common stock in order to derive the maximum potential recoverable damages under the rules applicable to Section 16(b) claims.  This assumes both that CSX ultimately prevails in the 13D Action on its claims about defendants’ beneficial ownership and group status and that the Defendants do not prevail on any of their defenses in this Action to plaintiff’s Section 16(b) claims, discussed below.
On December 2, 2008, CSX, its disinterested directors and plaintiff, entered into a cooperation agreement which provided for CSX to share its work product and damage analysis with plaintiff’s counsel and which provided that plaintiff’s counsel may seek an award of fees and expenses up to 5 percent of any settlement amount with a cap of $750,000.  Thereafter, counsel to CSX and its disinterested directors shared with plaintiff’s counsel in this Action their damage analysis, the trading records of the Defendants, and the contracts governing TCI’s equity swaps so that he could perform his own analysis of the potential damages.  In December 2008, settlement negotiations were conducted by counsel for plaintiff, the Defendants, CSX and CSX’s disinterested directors, who are separately represented.

In agreeing to the Settlement, counsel for plaintiff, CSX and the CSX disinterested directors, weighed the risk of an unfavorable outcome if prosecution of this Action is continued; the fact that the claims involve novel legal issues of first impression and ones that are the subject of a hotly-contested appeal in the 13D Action in which numerous amici have filed briefs in support of and opposition to CSX’s position; the fact that the SEC Division of Corporation Finance (the “Division”) sent a letter to the trial court in the 13D Action stating that “[t]he Division believes that interpreting an investor’s beneficial ownership under Rule 13d-3 to include shares used in a counter-party’s hedge, absent unusual circumstances, would be novel and would create significant uncertainties for investors who have used equity swaps in accordance with accepted market practices understood to be based on reasonably well-settled law”; the fact that any ruling in this Action is likely to be appealed and that yet additional time would elapse before the final resolution of any such appeal; and counsel further weighed the risk of uncertainty inherent in the outcome of the appeal in the 13D Action, and the attendant costs, against the benefits and certainty of an immediate $11,000,000 cash settlement.  CSX, its disinterested directors, and plaintiff each has determined that the Settlement on the terms described herein is in the best interests of CSX and its shareholders.

Counsel for plaintiff, CSX and its disinterested directors also weighed defenses that counsel for TCI stated it will raise to the claims in this Action, but which are unrelated to the arguments TCI has raised in its appeal in the 13D Action.  Among other things, TCI asserts that the alleged purchases and sales at issue are exempt from Section 16(b) liability pursuant to (1) Rule 16b-6(b)’s exemption for converting derivative securities to direct ownership of the underlying security, (2) Section 16(e)’s arbitrage exemption, (3) Rule 16a-13’s exemption for changes in the form of beneficial ownership, and (4) the Kern County unorthodox transaction doctrine.  Those defenses are based on TCI’s contention that the alleged purchases and sales at issue arose from transactions in which (a) TCI closed swap positions and acquired equivalent positions in CSX stock, and (b) TCI closed swap positions with certain counterparties and opened the same number of swap positions with other counterparties in order to reduce credit risk.  Because the offsetting purchases and sales took place on or about the same day, and because of CSX’s adversity to TCI during the period in question, TCI could not have utilized inside information to speculate on any movement in the price of CSX stock.  In addition, TCI claims that the transactions at issue are exempt from Section 16(b) liability pursuant to Section 23(a) of the Exchange Act because TCI entered into those transactions based on its good faith reliance on, among other things, prior SEC guidance that cash-settled equity swaps did not confer beneficial ownership over the Hedge Shares.  Those defenses are discussed more fully in the brief in support of CSX and plaintiff’s joint motion for final approval of the Settlement.  TCI further disputes the correctness of CSX’s method of computing damages.  TCI contends that its defenses, if successful, could substantially reduce or eliminate the amount recoverable by CSX.
The Settlement is not and shall not be construed or deemed to be evidence or an admission or concession on the part of the Defendants of any fault or liability whatsoever, and the Defendants do not concede any merit to plaintiff’s theories or any infirmity in the defenses that they have raised in the 13D Action, or that they would assert in this Action if it was litigated to judgment.

The Terms of Settlement
Pursuant to the Settlement, the Defendants have agreed to pay to CSX the sum of $11,000,000.  In return this Action will be dismissed as against the Defendants on the merits and with prejudice.  In addition, if the Settlement is approved, the Court will enter a final Order and Judgment which provides for a dismissal of the Complaint and a release and bar order in the following form:

The Amended Complaint, each claim for relief therein against the Defendants and their Related Parties and all claims for violations of Section 16(b) that were asserted in this Action or could have been asserted in any amended complaint against the Defendants or their Related Parties, are hereby dismissed on the merits, with prejudice and without costs, except as otherwise provided in the award of an attorney’s fee, costs and disbursements provided for herein; and the Defendants and their Related Parties are hereby discharged and released, except as noted in the final sentence hereof, from any and all liability and damages under or based upon any and all claims, rights, causes of action, suits, matters, demands, transactions and issues, known or unknown, arising out of or relating to the assertions contained in the Amended Complaint in this Action or that could have been asserted in this Action (i) by Plaintiff on behalf of herself or any other person or entity, (ii) by CSX and/or (iii) by any and all owners of any security (as defined in Section 3(a)(10) of the Exchange Act) of CSX or any other security or instrument, the value of which is derived from the value of any CSX equity security, or any of them, whether individually, directly, representatively, derivatively or in any other capacity for all claims arising out of or relating to any violation of Section 16(b) of the Exchange Act and the rules and regulations promulgated under Section 16(b) relating to trading in CSX securities, equity swaps and/or other equity securities or instruments the value of which is derived from the value of any CSX equity security, from the beginning of time up through the date that this Settlement becomes Final under paragraph 3 of the Settlement.  Plaintiff and her counsel in this Action are enjoined from bringing any claims against the Defendants and their Related Parties for trading in CSX securities, including, without limitation, equity swaps or any other derivative security or instrument tied to the value of any CSX equity security arising from or relating to transactions in such securities or instruments, up through the date that this Settlement becomes Final under paragraph 3 of the Settlement, regardless of the theory of liability.  Nothing herein extends to or releases CSX’s claims and the defendants’ defenses in the 13D Action.

Because the Action was brought derivatively on behalf of CSX, the Settlement Payments will be paid to CSX, net of any award by the Court of an attorney’s fee and reimbursement of expenses to plaintiff’s counsel.  There will be no distribution to shareholders.
If the Settlement is approved by the Court, all claims that were asserted or could have been asserted against the Defendants in the Action will be dismissed on the merits and with prejudice as to CSX and all of its shareholders and CSX and its shareholders and plaintiff and her counsel will be forever barred from prosecuting this Action or any other action raising any of the claims in this Action against the Defendants.
If the District Court does not approve the Settlement, or if the Order approving the Settlement is reversed on appeal, then the rights and duties of the respective parties to the terminated Settlement will revert to their respective statuses as of the date immediately prior to the execution of the Settlement.
NOTICE OF SETTLEMENT HEARING
The Court has ordered that a hearing be held before the Hon. Miriam Goldman Cedarbaum, United States District Judge for the Southern District of New York, at the United States Courthouse, 500 Pearl Street, New York, New York, at 10:00 a.m., on March 5, 2009 (or at such other time and place as the Court hereafter may set, without further notice other than announcement thereof in open court at the above time and place) concerning: (i) the fairness, reasonableness and adequacy to CSX of the Settlement described above; and (ii) if the Settlement is approved, the application of plaintiff’s counsel for an award of an attorney’s fee and reimbursement of costs and expenses.

If you are the owner of a CSX security or any other security or instrument, the value of which is derived from the value of any CSX equity security, you may appear personally or by counsel and be heard at the Settlement Hearing;  and you may support, object to or express your views regarding the Settlement and/or plaintiff’s application for an award of an attorney’s fee and reimbursement of costs and expenses.  However, you will not be heard or entitled to contest the approval of the Settlement or plaintiff’s application for an award of attorney’s fees and reimbursement of costs and expenses unless, on or before March 2, 2009, you file a notice of intention to appear: (i) setting forth the dates you purchased and the number of shares of CSX common stock or security instrument, the value of which is derived from the value of CSX common stock, that you own as of the date hereof; and (ii) stating your objections, support or comments, in writing, with the Clerk of the United States District Court for the Southern District of New York, 500 Pearl Street, New York, New York 10007, together with a list of any witnesses you intend to call, a list of any exhibits you intend to present and all briefs or other papers that support your objections or comments that you will submit to this Court at the Settlement Hearing.  On or before March 2, 2009, you must also serve, in person or by mail, the notice of intention to appear and attendant papers described in (i) and (ii) of this paragraph on Miranda Schiller, Weil, Gotshal & Manges, LLP, 767 Fifth Avenue, New York, New York 10153, Attorneys for CSX Disinterested Directors.

ATTORNEY’S FEE AND DISBURSEMENTS
At the Settlement Fairness Hearing, or at such other time as the Court may direct, Plaintiff’s counsel intends to apply to the Court for an award of attorney’s fee and expenses in the amount of $550,000.  CSX, prior to the negotiation of the Settlement with the Defendants, agreed with Plaintiff’s counsel to a formula for computing a fair and reasonable attorney’s fee based on 5 percent of the recovery and will support such application.  This agreement is not binding on the Court.  Any amounts awarded would be paid from the Settlement Payment, after the Order approving the Settlement becomes final.

FURTHER INFORMATION
This Notice is not all-inclusive.  For the full details of the matters disclosed in the Notice, including the Stipulation of Settlement described above, and for further information concerning this Action, you may wish to refer to the pleadings or other papers filed with the Court in this Action, all of which may be inspected at the office of the Clerk of the United States District Court for the Southern District of New York, 500 Pearl Street, New York, New York during normal business hours.
For further information regarding this Notice, the Action or the proposed Settlement, CSX shareholders can contact, in writing, Plaintiff’s counsel:
David Lopez, Esq.
171 Edge of Woods Road,  P.O. Box 323
Southampton, New York 11968

PLEASE DO NOT CALL OR WRITE THE COURT OR THE CLERK’S OFFICE
OTHER THAN TO FILE NOTICES OF YOUR INTENTION TO SUPPORT OR
OPPOSE THE SETTLEMENT WITH ACCOMPANYING DOCUMENTS

Dated: New York, New York January 5, 2009
Clerk of the Court United States District Court Southern District of New York